SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

April 18, 2022

Commission File Number: 001-32827

MACRO BANK INC.

(Translation of registrant’s name into English)

Av. Eduardo Madero 1182

Buenos Aires C1106ACY

Tel: 54 11 5222 6500

(Address of registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	☐	No	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	☐	No	☒

INDEX

Translation of a submission from Banco Macro to the CNV dated on April 18, 2022.

Buenos Aires, April 18th 2022

To:

CNV / BYMA / MAE

Re. Relevant Event.

Please find attached hereto the letter sent on the date hereof to Fondo de Garantía de Sustentabilidad – Administración Nacional de Seguridad Social (ANSES) in compliance with the information requirement related to the General and Special Shareholders’ Meeting of Banco Macro S.A. to be held on April 29th 2022.

Sincerely,

Jorge Francisco Scarinci

Head of Market Relations

Buenos Aires, April 18th 2022

To

Fondo de Garantía de Sustentabilidad

Administración Nacional de la Seguridad Social (ANSES)

Dr. Benjamín Navarro

Tucumán 500, mezzanine

S _______________ /_____________________D

Re.: NOTE N° NO-2021-29532700-ANSES-DGAS#ANSES

Dear Sirs,

We write to you in reply to your request of information regarding the General and Special Shareholders’ Meeting of Banco Macro S.A. called for April 29th 2022. In that respect, please be advised as follows:

1. Detailed description of the shareholders structure to date.

Please find below the shareholding structure as of March 31st 2022:

SHAREHOLDER’S NAME/ CORPORATE NAME	Class A Shares	Class B Shares	Capital Stock	Participating Interest	Voting Interest
Other Shareholders (Foreign Stock Exchange)		168,085,510	168,085,510	26.29%	24.56%
ANSES-F.G.S. Law No. 26425		184,156,124	184,156,124	28.80%	26.91%
Delfin Jorge Ezequiel Carballo	4,901,060	106,824,523	111,725,583	17.47%	19.19%
Fideicomiso de Garantía BMA JHB	5,995,996	104,473,881	110,469,877	17.28%	19.65%
Other Shareholders (Local Stock Exchange)	338,614	64,637,700	64,976,314	10.16%	9.69%
TOTAL	11,235,670	628,177,738	639,413,408	100.00%	100.00%

2. Executed copy of the Minutes of the Board of Directors’ Meeting calling the General and Special Shareholders’ Meeting.

Please be advised that the wording of the minutes of the Board of Directors’ Meeting calling a General and Special Shareholders’ Meeting for April 29th 2022 at 11 AM is available in the Financial Information Highway (or AIF for its acronym in Spanish) of the CNV or Securities and Exchange Commission of the Republic of Argentina.

3. Current composition of the Board of Directors (regular and alternate members) including the designation dates and effective term of office.

The current composition of the Board of Directors is as follows:

Name	Position	Designation Date	Designation Expiry Date – Shareholders’ Meeting evaluating the Financial Statements of the fiscal year
Delfín Jorge Ezequiel Carballo	Chairman	04/30/2021	12/31/2023
Jorge Pablo Brito	Vice Chairman	04/30/2019	12/31/2021
Carlos Alberto Giovanelli	Regular Director	04/30/2019	12/31/2021
Nelson Damián Pozzoli	Regular Director	04/30/2019	12/31/2021
Fabián Alejandro de Paul (1)	Regular Director	04/30/2019	12/31/2021
Guillermo Merediz (1)	Regular Director	04/30/2020	12/31/2021
Constanza Brito	Regular Director	04/30/2021	12/31/2023
Mario Luis Vicens (1)	Regular Director	04/30/2021	12/31/2023
Sebastián Palla (1)	Regular Director	04/30/2021	12/31/2023
Mariano Ignacio Elizondo (1)	Regular Director	04/30/2021	12/31/2023
Delfín Federico Ezequiel Carballo	Regular Director	04/30/2020	12/31/2022
Ramiro Tosi (1)	Regular director	04/30/2020	12/31/2022
Marcos Brito	Regular Director	07/14/2021	12/31/2021 (2)
Alan Whamond (1)	Alternate Director	04/30/2019	12/31/2021
Juan Santiago Fraschina (1)	Alternate Director	05/27/2020	12/31/2021

(1)	Independent Director.
(2)	Corresponds to the expiry of the original office as Alternate Director. He shall act as Regular Director until the next General Shareholders’ Meeting, pursuant to the provisions of section 14 of the by-laws.

On July 12th 2021 Mr. Santiago Horacio Seeber informed his resignation as regular director of Banco Macro S.A. for strictly personal reasons. On July 14th 2021 the Board resolved to approve his resignation and decided to designate the alternate director Mr. Marcos Brito to replace Mr. Seeber and take office as regular director until the next General Meeting of Shareholders, as provided for in section 14 of the Company’s bylaws.

4.	Express indication of the personnel authorized and/or empowered by the company to execute and deliver this request, attaching a copy of the document evidencing such authorization (if too long, please attach a copy of the relevant part of such authorizing document).

The person singing these presents is acting in his capacity as attorney-in-fact of Banco Macro S.A. as evidenced by the power of attorney executed and delivered through the notarial deed No. 337 dated August 22nd 2017 and entered on Folio 1604 of the notarial registry No. 1214 owned by the Notary Public Alejandro Senillosa, a copy of which is attached hereto.

5.	As to the following items of the Agenda, we request the following:

1) “Evaluate holding the Shareholders’ meeting remotely as provided for in General Resolution No. 830/2020 issued by the Argentine Exchange Commission.” Please provide information on this item of the Agenda.

As advised through the relevant event published on April 12, 2022, the General and Special Shareholders’ Meeting called for April 29th 2022 at 11 am shall be held admitting participation in person exclusively.

2) “Appoint two shareholders to sign the minutes of the meeting.” Please inform who shall be the shareholders designated to such effect.

The motion shall be submitted by the shareholders at the General and Special Shareholders’ Meeting called for April 29th 2022.

3) “Evaluate the documentation provided for in section 234, subsection 1 of Law No. 19550, for the fiscal year ended December 31st 2021”.

Please provide a copy of the accounting documentation under section 234 of Law No. 19550 as duly approved and executed by the Board of Directors, Syndics and Independent Auditor.

The CNV, in its General Resolution No. 777/2018, established that issuers subject to CNV’s supervision must apply to their annual statements or intermediate or special periods ending as of and including December 31st 2018, the Financial Statement re-expression method in homogeneous currency under IAS 29.

In this context, please confirm whether the financial statements for the fiscal year 2021 submitted to this shareholders' meeting should be restated in constant currency. If so, please describe in detail the index used.

Please provide information regarding any changes in the composition of the company’s staff during the period comprised between 2018 and 2021.

Please inform all administrative services hired by Banco Macro S.A. with related companies to render corporate and technical services during the fiscal year ended December 31st 2021 and those in effect to the date hereof, indicating the execution date, purpose, purchase price, term, renewal and addendums of such agreements. In addition, please inform the amount paid for each Service Agreement executed for the rendering of corporate and technical services to the end of the fiscal years 2018, 2019, 2020 and 2021.

Additionally, please provide any additional supporting information that might be relevant to evaluate this item.

All the documentation provided for in section 234, subsection 1 of Law 19550 to be submitted to and evaluated by the next General and Special Shareholders’ Meeting was made available to the public in due time and manner and is currently available in the AIF.

As described in Note 3 to the Consolidated Financial Statements for the fiscal year ended 31 December 2021, such financial statements have been adjusted so that the same are expressed in purchasing power currency to such date, as provided for in IAS 29 and taking into account, as well, the specific rules of the BCRA contained in Communiqués “A” 6651, 6849, as amended and supplemented. The above mentioned rules and standards established the compulsory application of such accounting method as of the financial statements for years beginning January 1st 2020. In order to carry out such re-expression the index to be applied is the national consumer price index (CPI) published by Instituto Nacional de Estadísticas y Censos (INDEC).

The company’s staff totaled 8,164, 8,711, 8,489 and 7,928 employees for the years 2018, 2019, 2020 and 2021, respectively.

Please be advised that Banco Macro S.A. has not hired administrative services from related companies pursuant which it might have been rendered corporate and technical services during the fiscal year ended December 31st 2021, and therefore it has made no payments for such description, this being the situation up to the present time.

4) “Evaluate the management of the Board and the Supervisory Committee”.

As the management of the Board of Directors, please provide information regarding the performance of the Board during the fiscal year ended December 31st 2021, expressly identifying each member thereof. In addition, please inform the resignations occurred as of 12.31.2021, indicating the dates thereof.

As to the Supervisory Committee, please provide information regarding the performance of the Supervisory Committee during the fiscal year ended December 31st 2021, expressly identifying the members thereof. Also, please inform the resignations occurred as of 12.31.2021 indicating the dates thereof.

Additionally, please provide any additional supporting information that might be relevant to evaluate this item.

The Board’s administration and the actions of the Supervisory Committee were in accordance with the provisions of the Argentine Business Company Law No. 19550, the Capital Market Act No. 26831, the Rules and Regulations of the Comisión Nacional de Valores (Argentine Securities and Exchange Commission) and the rules and regulations of the Central Bank of the Republic of Argentina (BCRA). The members of the Board and Mr. Santiago Horacio Seeber´s resignation arise from the response of item 3 of this letter.

The members of the Supervisory Committee are the following:

Name	Position	Designation Date	Designation Expiry Date – Shareholders’ Meeting evaluating the Financial Statements of the fiscal year
Alejandro Almarza	Regular Syndic	04/30/2021	12/31/2021
Carlos Javier Piazza	Regular Syndic	04/30/2021	12/31/2021
Enrique Alfredo Fila	Regular Syndic	04/30/2021	12/31/2021
Alejandro Carlos Piazza	Alternate Syndic	04/30/2021	12/31/2021
Leonardo Pablo Cortigiani	Alternate Syndic	04/30/2021	12/31/2021
Gustavo Macagno	Alternate Syndic	04/30/2021	12/31/2021

During the fiscal year ended December 31st 2021 no resignations occurred among the members of the Supervisory Committee.

5) “Application of the retained earnings as of December 31st 2021. Please be advised that the income for the fiscal year ended December 31st 2021, expressed in constant currency as of December 31st 2021 reported earnings of AR$ 27,122,495,859.89, and be further advised that there was a negative adjustment on retained earnings as of December 31st 2021 of AR$ 8,920,324,858.06 as a result of registering in income for the previous year the accrued monetary effect with respect to monetary-like line items measured at reasonable value with changes in Other Comprehensive Income (OCI). Therefore, total Retained Earnings are AR$ 18,202,171,001.83, which are to be applied as follows: a) AR$ 3,640,434,200.37 to the Legal Reserve fund; b) AR$ 373,864,100.25 to the Personal Asset Tax on Business Companies (Impuesto a los Bienes Personales Sociedades y Participaciones); and c) AR$ 14,187,872,701.21 to pay a cash dividend and/or a dividend in kind, in the latter case valued at market value, subject to prior authorization of the Central Bank of the Republic of Argentina (BCRA), which amount shall be reserved in a fund to be created as Optional Reserve Fund for Dividends Pending Authorization from the BCRA until such authorization is obtained, delegating on the Board of Directors the necessary powers for it to make available such fund and apply it to the payment of the above mentioned dividend and to determine the date, currency, term and other terms and conditions for the payment thereof in accordance with the scope of the delegation approved by the Shareholders’ Meeting. Figures expressed in constant currency as of December 31st 2021. “

Please provide any proposed distribution of retained earnings, describing the manner in which such earnings shall be distributed and released.

In case there is a proposal to create or allocate any amounts to other reserve funds, please inform the reason and convenience of such proposal clearly and circumstantially, indicating whether the same is reasonable and the result of a prudent administration, all in accordance with section 66, subsection 3 and section 70 of the Argentine Business Company Law .

On the other hand, please provide a detailed description of the changes in the Legal Reserve Fund and the Optional Reserve Fund, indicating the current composition thereof, the date on which such reserve funds were created and the most recent movements.

Additionally, please inform which members of the Board shall be delegated the powers to determine the date, manner, terms, amounts and payment terms of the dividends to be distributed to the shareholders.

Since Resolution No. 777/18 issued by the CNV (Argentine Securities Exchange Commission) provides that the distribution of profits shall be treated in the currency of the date on which the relevant Shareholders’ Meeting is held applying the CIP for the month immediately preceding such meeting, please confirm whether the motion informed in this answer would be restated. If such were the case, then provide the applicable Index and the updated amounts.

Please indicate whether the Company has any restriction and/or policy of dividend distribution in force at the time of this Shareholders’ Meeting.

In addition, please provide information regarding the request and granting of the relevant authorization for the payment of dividends required by the BCRA in this connection.

Finally, please provide any additional explanation and/or relevant information supporting this item.

The proposal for the distribution of retained earnings as of December 31st 2021 is that described in item 5 of the Agenda.

The optional reserve fund to be called “Optional Reserve Fund for Dividends Pending Authorization from the Banco Central de la República Argentina” that the shareholders intend to create is reasonable and the result of a prudent administration under section 66, subsection 3 of the Argentine Business Company Law since such reserve fund shall be formed by the dividends approved by the Shareholders’ Meeting until the Company obtains the applicable authorization from the Banco Central de la República Argentina (“BCRA”).

Pursuant to the minutes of the General and Special Shareholders’ Meeting held on April 16th 2012 as published in the AIF, the Company created an “Optional Reserve Fund for Future Profit Distributions” on the amount of AR$ 2,443,140,742.68. In addition, we inform that the “Optional Reserve Fund for Future Profit Distributions” account was increased as a result of the resolution approved by the General and Special Shareholders’ Meeting dated April 11th 2013 and the General and Special Shareholders’ Meetings dated April 29th 2014, April 23rd 2015, April 26th 2016, April 28th 2017, April 27th 2018, April 30th 2019 and April 30th 2020, which added to such account, the amount of AR$ 1,170,680,720.00; AR$ 1,911,651,322.50, AR$ 2,736,054,342.94, AR$ 3,903,591,780.29, AR$ 5,371,581,684.69, AR$ 7,511,017,454.84, AR$ 12,583,394,397.30 and AR$ 32,428,893,419.28, respectively. In turn, the Shareholders’ Meetings held on April 29th 2014, April 23rd 2015, April 26th 2016, April 28th 2017, April 28th 2018, April 30th 2019 and April 30th 2020 resolved to separate a portion of such reserve fund equal to AR$ 596,254,288.56, AR$ 596,254,288.56, AR$ 643,019,330.80, AR$ 701,475,633.60, AR$ 3,348,315,105.00, AR$ 6,393,977,460.00 and AR$ 12,788,268,160.00, respectively, in order to pay a cash dividend. In addition, the Shareholders’ Meeting held on October 21st 2020 resolved to partially release such reserve fund in the amount of AR$ 3,791,721,509 for the payment of a supplementary dividend. Finally, the Shareholders’ Meeting held on April 30th 2021 resolved to release the amount of AR$ 10,000,425,701.12 for the payment of dividends in cash or in kind. On the other hand, pursuant to section 64 of Law No. 26831, in the fiscal years 2018 the Company applied AR$ 4,407,907,175.42 and in the fiscal year 2019 such reserve was increased by the amount of AR$ 30,265,275 as a result of the capital reduction approved by the General and Special Shareholders’ Meeting held on April 30th 2019. In the fiscal year 2016 such optional reserve fund was adjusted in AR$ 368,546,288.56, since the BCRA authorized the payment of a cash dividend of AR$ 227,708,000 for the year 2014, which was paid in March 2016. All the above-mentioned resolutions in constant currency as of December 31st 2021 totals AR$ 62,400,886,051.30.

Pursuant to the provisions of the Financial Entities Act No. 21526, each year the Bank must apply to the legal reserve fund the proportion of its annual earnings that the BCRA shall determine, which shall neither be less than 10% nor more than 20%. According to the rules of such entity, the Bank shall maintain a legal reserve fund composed by 20% of the annual profits The last transactions in the “Legal Reserve Fund” account are the following: AR$ 235,219,384.22, AR$ 298,724,146.29, AR$ 488,713,267.35, AR$ 695,907,205.55, AR$ 1,001,682,786.73, AR$ 1,308,459,923, AR$ 1,877,754,363.71, AR$ 3,145,848,599.32, AR$ 8,159,955,104.82 for the fiscal years 2011, 2012, 2013, 2014, 2015, 2016, 2017, 2018, 2019, respectively. The aggregate amount of the Legal Reserve Fund as adjusted to constant currency of December 31st 2021 is equal to AR $48,438,169,799.82.

As to the powers to be delegated in order to release the relevant amount of the optional reserve fund to pay dividends and to determine time, currency, terms and other payment terms and conditions, in accordance with item 5 of the Agenda, such powers shall be delegated to the Board as governing body.

Since the Company is a financial entity it is subject to the rules of the BCRA and such rules contain no provisions as regards adjusting profit distributions to the currency of the date on which the relevant Shareholders’ Meeting is held.

On December 16th 2021, through its Communique “A” 7421, the BCRA established that effective from January 1st 2022 to December 31st 2022, financial entities may distribute profits up to 20% of the amount they would have been allowed to distribute under the applicable rules on “Profit Distribution” issued by such regulatory entity. In addition, the above mentioned rules establish that those financial entities having the authorization of the BCRA to distribute profits, must do it in 12 equal, monthly and consecutive installments. For additional information on the above see Note 42 to the consolidated Financial Statements.

The request of authorization for payment of dividends shall be filed with the BCRA once the distribution is approved by the Shareholders’ Meeting.

6) “Evaluate the remunerations of the members of the Board of Directors for the fiscal year ended December 31st 2021 within the limits as to profits, pursuant to section 261 of Law No. 19550 and the Rules of the Comisión Nacional de Valores (Argentine Securities Exchange Commission).”

In connection with this item of the Agenda, please inform the aggregate amount proposed to be paid as fees to the Board for the fiscal year ended December 31st 2021.

On the other hand, in case the aggregate proposal includes remunerations for administrative and technical tasks, please inform the amount proposed, as well as the number of directors performing such tasks. Additionally, if the aggregate proposal includes remunerations for Directors working as employees of the Bank, please inform the amount proposed to be paid as well as the number of directors performing such tasks as employees of the Bank.

Besides, please provide a comparative report regarding the amounts considered as such (fees, administrative and technical tasks and employee status) for the last 3 fiscal years.

Additionally, please confirm whether the aggregate amount of fees to the Board approved for the Years 2018, 2019 and 2020 was AR$ 659,862,001, AR$ 1,710,824,256 and AR$ 1,759,649,160, respectively.

All the above in order to be analyzed in connection with market values and the limits provided for under section 261 of the Argentine Business Company Law.

On the other hand, please inform the computable profit for the year submitted for consideration. In this sense, please specifically inform the adjustments made to the result of the year to obtain such computable profit. All this in order to be able to verify compliance with the limits provided for under Section 261 of the Argentine Business Company Law No. 19550 in connection with the relationship between the proposed fees and dividends and such computable profit.

Finally, please provide any additional explanation and/or relevant information supporting this item.

The proposed remuneration for the directors for the above mentioned fiscal year was made available to the public in due time and manner according to law through the publication of the proposed remuneration in the AIF, pursuant to the Rules of the Argentine Securities and Exchange Commission (CNV).

In the financial statements for the year ended December 31st, 2021 the amount of AR$756,482,809.25 is recorded in the Statement of Income as fees and remunerations payable to the Board of Directors. Such proposal, as in previous years, does not exceed the limits established under section 261 of Law 19550 and the rules of the CNV. The amounts at nominal value total AR $ 672,751,999 and the adjustment to restate such amounts in constant currency of December 31st 2021 amounts to AR $ 83,730,810.25.

During the fiscal year 2021 all the members of the Board of Directors carried out technical and administrative tasks, except for independent directors.

The members of the Audit Committee are not paid any additional fees apart from those they are paid as directors.

As evidenced by the spreadsheet showing the allocations to directors published in the Financial Information Highway (or AIF for its acronym in Spanish language), the computable income for the fiscal year ended 31 December 2021 totals AR $ 15,318,219,610.71.

As evidenced by the Minutes of the Shareholders’ Meetings published in the AIF, the global amounts paid as Board fees to the directors for the fiscal years 2018, 2019 and 2020 were AR $ 659,862,001, AR $ 1,710,824,255.51 and AR $ 1,579,649,159.69, respectively. Please be advised that (i) the amount for the year 2019 includes the amount of AR $ 31,612,734.51 corresponding to fees paid to six directors of Banco del Tucumán S.A., a company absorbed by Banco Macro S.A. during such fiscal year and (ii) as to fees for the fiscal year ended December 31st 2020, the amounts in nominal currency total AR$ 1,381,124,320 and the adjustment to express them in constant currency to such date total AR$ 198,524,839.69.

7) “Evaluate the remunerations of the members of the Supervisory Committee for the fiscal year ended December 31st 2021.”

Please provide the proposal for this item of the Agenda, including a breakdown of such proposed amount by member of the Supervisory Committee and of any advance payment by member during the year 2021. In addition, please confirm whether the global amount paid as remuneration to the Supervisory Committee during the fiscal years 2018, 2019 and 2020 was AR$ 1,305,540, AR$ 2,851,338 and AR$ 2,752,314, respectively.

Please be advised that the amount proposed as fees to the members of the Supervisory Committee in nominal currency amounts to AR $ 2,340,000 and the adjustment to restate such amount in constant currency of 31 December 2021 is AR $ 474,692.06.

As to the breakdown of the amount to be paid to each member of the Supervisory Committee during the year 2021, we shall comply in due time with all the provisions set forth in section 75 of Decree No. 471/2018, as provided under the Interpretation Criterion No. 45 of the CNV.

As evidenced by the Minutes of the Shareholders’ Meetings published in the AIF, the amounts approved for the fiscal years 2018, 2019 and 2020 were AR $ 1,305,540, AR $ 2,851,338 and AR $ 2,752,314.10, respectively. Please be advised that (i) the amount for the year 2019 includes the amount of AR $ 942,363 corresponding to fees paid to three members of the Supervisory Committee of Banco del Tucumán S.A., a company absorbed by Banco Macro S.A. during such fiscal year, and (ii) as to fees for the fiscal year ended December 31st 2020, the amounts in nominal currency total AR$ 2,340,000 and the adjustment to express them in constant currency to such date totals AR$ 412,314.10.

8) “Evaluate the remuneration of the independent auditor for the fiscal year ended December 31st 2021”.

Please provide the proposal of the remuneration to be paid to the independent auditor for the fiscal year ended December 31st 2021 and the real amount paid under such description for the fiscal year 2020, indicating whether there were any changes in tasks as compared with those performed for the immediately preceding financial statements. If there is a considerable increase, please provide the reasons for such increase.

Additionally, please confirm whether the amounts paid for the years 2018, 2019 and 2020 were AR$ 24,716,000, AR$ 37,074,000 and AR$ 49,679,160 respectively, indicating whether such amounts are before or after taxes.

Additionally, please provide any additional supporting information that might be relevant to evaluate this item.

The independent auditor´s fees for the year ended 31 December 20121 amounts to AR$ 70,265,131 plus VAT. Please be advised there have been no changes in tasks or functions compared to those performed for the immediately preceding financial statements.

The effective amount enforced for the year 2020 is the same as the amount approved by the Shareholders’ Meeting held on April 30th 2021, i.e. AR $49,679,160.

As evidenced by the Minutes of the General and Special Shareholders’ Meetings held on April 30th 2019, 2020 and 2021, as published in the AIF, the amount approved for the fiscal years 2018, 2019 and 2020 was AR$ 24,716,000, AR$ 37,074,000 and AR$ 49,679,160, respectively.

9) “Ratification of the appointment of Mr. Marcos Brito as regular director until the expiration of the designation of the outgoing director Santiago Horacio Seeber, in accordance with the provisions of Section 14 of the Company’s by-laws.”

Please provide information regarding this item of the Agenda, with the relevant background information and/or resumes evidencing his eligibility for such office, as well as the expiration date of his designation.

Please be advised that Mr. Marcos Brito was duly authorized by the BCRA to hold office as director pursuant to the Revised Text “Financial Entity Authorities”.

Below we include a detailed description of the background information of Mr. Marcos Brito:

Marcos Brito was born on October 5, 1982. Mr. Brito holds a degree in Business Economics from Universidad Torcuato Di Tella and works at the Bank since October 2005. He is currently the Chairman of the Board of Argenpay SAU from May 2019 and of Macro Fiducia S.A. since April 2016.  Additionally, he is Chairman of Comercio Interior S.A. and Vice-Chairman of Vizora Desarrollos Inmobiliarios S.A. and Inversora Juramento S.A. He also serves as a director of Fiduciaria JHB S.A. and as an alternate director of Genneia S.A.

He previously held office as regular director of the Bank from April 2009 to April 2020 and as alternate director from November 2007 to April 2009. In addition, he acted as regular director of Nuevo Banco Bisel S.A. from November 2007 to August 2009, and as regular director of Banco Privado de Inversiones S.A. from September 2010 to December 2013 and also as alternate director of Banco del Tucumán S.A. from January 2014 to December 2018.

The expiration date of the designation of the outgoing director Mr. Santiago Horacio Seeber was December 31st 2022.

10) “Appoint five regular directors and three alternate directors who shall hold office for three fiscal years to fill the vacancies existing due to the expiration of the relevant terms of office.”

Please provide the proposal for this item of the Agenda: including the nominees you intend to designate, their background information and/or resumes evidencing they are qualified to hold office.

Finally, please provide any explanation and/or additional information supporting this item of the Agenda.

As evidenced by the relevant event published in the AIF last March 31st, Messrs. Delfín Jorge Ezequiel Carballo, acting in his capacity as shareholder of Banco Macro S.A., and Roberto Domínguez, as Chairman of the Board of Banco de Servicios y Transacciones S.A., the trustee of the shareholder Fideicomiso de Garantía BMA JHB, informed that, in connection with the next General and Special Shareholders’ Meeting of the Bank, they intend to propose as regular directors, to hold office for three fiscal years, Messrs. Jorge Pablo Brito, Carlos Alberto Giovanelli, Nelson Damián Pozzoli and Fabián Alejandro de Paul and as alternate directors, to hold office for three fiscal years, Messrs. Alan Whamond and Santiago Horacio Seeber. In addition, on that same date, the shareholder FGS ANSES communicated its intention to nominate in such meeting of shareholders Mr. Guillermo Merediz as regular director for three fiscal years and Mr. Juan Santiago Fraschina as alternate director for three fiscal years as well.

Please be advised that Mrs. Jorge Pablo Brito, Carlos Alberto Giovanelli, Nelson Damián Pozzoli, Fabián Alejandro de Paul and Guillermo Merediz are regular directors of the Bank and Mrs. Alan Whamond and Juan Santiago Fraschina are alternate directors of the Bank. Mr. Santiago Horacio Seeber was regular director of the Bank until July 14th, 2021. All candidates were duly authorized by the BCRA to hold office as directors pursuant to the Revised Text “Financial Entity Authorities”.

Below we include a detailed description of the background information of the candidates proposed by Mr. Delfín Jorge Ezequiel Carballo, acting in his capacity as shareholder of Banco Macro S.A., and by Banco de Servicios y Transacciones S.A., the trustee of the shareholder Fideicomiso de Garantía BMA JHB:

Jorge Pablo Brito was born on June 29, 1979. Mr. Brito is the Vice Chairman of our Board of Directors since November 30, 2020 and he was a member of our board since April 30, 2020 until November 30, 2020 and previously he had been the vice chairman of our board since April 27, 2018 until April 30, 2020. He has been a member of our Board of Directors since 2002 and our Chief Financial Officer since April 16, 2012 until November 8,

2017. He worked in the financial sector as regular director of Nuevo Banco de Suquia S.A. (2004-2007), Nuevo Banco Bisel S.A. (2006-2009), Banco Privado de Inversiones S.A. (2010-2013) and Mercado Abierto Electrónico S.A. (2013-2015). He also serves as chairman of the Board of Directors of Macro Securities S.A., Inversora Juramento S.A. and Genneia S.A., and as director of Macro Bank Limited.

Carlos Alberto Giovanelli was born on April 6, 1957. He has been a member of our Board of Directors since April 26, 2016. In the financial sector, he worked as Deputy Credit Manager (1980-1983), Branch Deputy Manager (1983-1986), Credit Officer (1986-1989) and Deputy Commercial Manager (1991-1997) of La Sucursal de Citibank N.A., establecida en la República Argentina. He was Vice President of Investment Banking in Citibank, N.A. (1989-1991) and Vice President of Planning in La Sucursal de Citibank N.A., establecida en la República Argentina (1997-2002). He also held the position of Deputy Chairman of Asociación de Bancos (2001-2002) and incumbent director of Banco Patagonia S.A. (2007-2016). Mr. Giovanelli also serves as chairman of Havanna S.A, Desarrollo PI S.A., and Inverlat Investments S.A. He is also vice chairman of Impresora Contable S.A, Havanna Holding S.A., Aspro Servicios Petroleros S.A. and QSR S.A. and as incumbent director of Desarrollo Epsilon S.A.

Nelson Damián Pozzoli was born on May 6, 1966. He has been a member of our Board of Directors since April 26, 2016. Mr. Pozzoli holds a degree in public accounting from Universidad Católica Argentina. In the financial sector, he was Director of La Sucursal de Citibank N.A., establecida en la República Argentina (1989-1992), Head of Capital Markets (1992-1994) and Corporate Banking Manager (1996-1997) of ABN AMRO Bank Argentina, Head of Equity (LATAM origination) of ABN AMRO Netherlands (1994- 1995) and Corporate Banking Manager of ABN AMRO Bank USA (1995-1996). He also held the position of Director of Banco Liniers Sudamericano (1997-1998), Investment Banking Manager of the Bankers Trust (1997-1999) and worked for the Chase Manhattan Bank and the First National Bank of Chicago from 1998 to 1999. He was also General Manager of Deutsche Bank Argentina (1999-2003). He also serves as chairman of Aspro Servicios Petroleros S.A. He is also vice chairman of Inverlat Investments S.A. and Desarrollo Epsilon S.A and he is incumbent director of Macro Securities S.A., Impresora Contable S.A., QSR S.A., Desarrollo Pi S.A. and Cablevisión Holding S.A. Furthermore, he serves as alternate Director of Havanna S.A. and Havanna Holding S.A.

Fabián Alejandro de Paul was born on September 6, 1963. He was appointed as director on April 30, 2019. He has been an alternate member of our Board of Directors since April 28, 2017. Mr. de Paul holds a degree in accounting from Universidad de Buenos Aires. Mr. de Paul was Manager of the Corporate Finance area of Citibank, N.A. Argentina (1989-1994), Corporate Finance Manager at Merrill Lynch & Co. Argentina (1994-1995), Director of Corporate Finance at Merrill Lynch & Co. NY U.S.A. (1995-1997), was Manager of CEI Citicorp Holdings S.A. (1997-2000), he served as Regional Financial Director of Louis Dreyfus Commodities (2001-2009) and served as Regional Executive Director of Louis Dreyfus Commodities (2007-2009). He served as Director of Mercado Abierto Electrónico S.A. and Argencontrol S.A. in 2019.

Alan Whamond was born on May 13, 1961. He has been a member of our Board of Directors since April 30, 2019. Mr. Whamond holds a degree in industrial engineer from Instituto Tecnológico de Buenos and a Master´s degree in Finance from Stanford University. In the financial industry, he worked as vice-president of Credit Suisse First Boston Corp. and as managing director of Pampa Management S.A. He also serves as director of the board of Directors of Cablevisión Holding S.A., Delmar Asesores S.A. and Naturgy Ban S.A and as administrator of Consultora Tecnopolítica SAS.

Santiago Horacio Seeber was born on March 27, 1977. Upon the decease of Mr. Jorge Horacio Brito, he was appointed as Director on November 30, 2020, until the next General Shareholders’ Meeting. He has been an alternate member of our Board of Directors since April 27, 2018 to November 30, 2020 and since April 16, 2012 to April 26, 2016. Mr. Seeber served in different positions in the Bank since November 2002. He also serves as chairman of the Board of Directors of LAB Real Estate S.A., New Lines S.A. and MediaInvest S.A., as vice-chairman of Comercio Interior S.A. and Anglia S.A. and as director of Inversora Juramento S.A.and Frigorífico Bermejo S.A.

11) “Establish the number and designate the regular and alternate members of the Supervisory Committee who shall hold office for one fiscal year”.

Please provide the proposal for this item of the Agenda: indicate which would be the number of regular and alternate members, and the nominees you intend to designate, providing their background information and/or resumes evidencing they are qualified to hold such office and what authorizations shall be granted in order to carry out any necessary acts, proceedings and filings.

Finally, please provide any explanation and/or additional information supporting this item of the Agenda.

The proposal shall be made by the shareholders at the General and Special Shareholders’ Meeting called for April 29th 2022.

12) “Appoint the independent auditor for the fiscal year to end on December 31st 2022”.

As to the designation of the independent auditor for the fiscal year ending December 31st 2022, please inform the proposal for the appointment of such independent auditor (Complete names of all nominees and name of the audit and/or accounting firm), including their background information evidencing they are qualified to hold office.

Please inform the proposed remuneration.

Pursuant to the sworn statements published in the AIF, the Accountants Leonardo Daniel Troyelli and Ignacio Alberto Pío Hecquet, members of the audit company Pistrelli, Henry Martin y Asociados S.R.L., shall be proposed as candidates to be designated as Regular Independent Auditor and Alternate Independent Auditor, respectively.

13) “Determine the Audit Committee’s budget.”

Please inform the amount of the Budget for the Audit Committee for the year 2022, as well as the amount actually disbursed under this description during the fiscal year 2021.

Finally confirm if the amount approved for the fiscal year 2018, 2019, 2020 and 2021 was $ 1,384,000, $ 1,890,000, $ 2,764,000 and $ 2,822,000, respectively.

Finally, please provide any explanation and/or additional information supporting this item of the Agenda.

The proposed budget of the Audit Committee for the year 2022 shall be AR$ 5,038,500.

The amount actually disbursed under this description during the fiscal year 2021 was AR$ 2,822,000.

As evidenced by the Minutes of the General and Special Shareholders’ Meeting published in the AIF, the amount approved for the fiscal year 2018 was AR$ 1,384,000, for the fiscal year 2019 was AR$ 1,890,000, for the fiscal year 2020 was AR$ 2,764,000 and for the fiscal year 2021 was AR$ 2,822,000.

14) “Authorization to carry out all acts and filings that are necessary to obtain the administrative approval and registration of the resolutions adopted at the Shareholders’ Meeting

Please provide the names of the persons that shall be authorized, their labor relationship with the company if applicable and their tasks.

The proposal shall be made by the shareholders at the General and Special Shareholders’ Meeting called for next April 29th.

Sincerely,

Gustavo Alejandro Manríquez
Attorney-in-fact

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Date: April 18, 2022

MACRO BANK INC.

By:	/s/ Jorge Francisco Scarinci
Name: Jorge Francisco Scarinci
Title: Chief Financial Officer